Exhibit 12.1
McMoRan Exploration Co.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands)

Computation of Ratio of Earnings to Fixed Charges:
	Years Ended December 31,
	2011		2010		2009		2008		2007
Loss from Continuing Operations a	(6,604)		(116,976)		(204,889)		(211,198)		(63,561)
ADD:
(Benefit) Provision for Income Taxes	-		-		(2,445)		2,508		-
Interest Expense	8,782		38,216		42,943		50,890		66,366
Rental Expense Factor	459		653		598		387		248
Earnings Available For Fixed Charges	2,637		(78,107)		(163,793)		(157,413)		3,053

Interest Expense	8,782		38,216		42,943		50,890		66,366
Capitalized Interest	47,403		10,100		3,929		5,001		6,361
Rental Expense Factor	459		653		598		387		248
Fixed Charges	56,644		48,969		47,470		56,278		72,975

Ratio of Earnings to Fixed Charges	-	b	-	b	-	b	-	b	-	b

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends:

	2011		2010		2009		2008		2007
Loss from Continuing Operations a	(6,604)		(116,976)		(204,889)		(211,198)		(63,561)
ADD:
(Benefit) Provision for Income Taxes	-		-		(2,445)		2,508		-
Interest Expense	8,782		38,216		42,943		50,890		66,366
Rental Expense Factor	459		653		598		387		248
Earnings Available For Fixed Charges and
Preferred Dividends	2,637		(78,107)		(163,793)		(157,413)		3,053

Interest Expense	8,782		38,216		42,943		50,890		66,366
Capitalized Interest	47,403		10,100		3,929		5,001		6,361
Preferred dividends c	42,800		77,101		14,332		22,286		3,367
Rental Expense Factor	459		653		598		387		248
Fixed Charges and Preferred Dividends	99,444		126,070		61,802		78,564		76,342

Ratio of earnings to fixed charges and preferred dividends	-	d	-	d	-	d	-	d	-	d

a.	Loss represents McMoRan's continuing oil and gas operations.
b.
McMoRan sustained a net loss from continuing operations of $117.0 million in 2010, $204.9 million in 2009 and $211.2 million in 2008.  These losses were inadequate to cover McMoRan’s fixed charges of $49.0 million in 2010, $47.5 million in 2009 and $56.3 million in 2008.  McMoRan’s earnings available for fixed charges were insufficient to cover it's fixed charges by $54.0 million in 2011 and $69.9 million in 2007.

c.
Preferred dividends associated with McMoRan's 8% convertible perpetual preferred stock, 6¾% mandatory convertible preferred stock and 5.75% convertible perpetual preferred stock. 2010 includes a $51.6 million preferred dividend recognized upon issuance of the 5.75% convertible perpetual preferred stock representing a beneficial conversion option for the intrinsic value of the amount by which McMoRan’s common stock at the date of issuance exceeded the conversion price of the 5.75% convertible perpetual preferred stock.

d.
McMoRan sustained a net loss from continuing operations of $117.0 million in 2010, $204.9 million in 2009 and $211.2 million in 2008.  These losses were inadequate to cover McMoRan’s fixed charges and preferred dividends of $126.1 million in 2010, $61.8 million in 2009 and $78.6 million in 2008.  McMoRan’s earnings available for fixed charges and preferred dividends were insufficient to cover its fixed charges and preferred dividends by $96.8 million in 2011 and $73.3 million in 2007.